**2023 REPORT**

# Carosh Compliance Solutions



## LETTER                                                                                    ⌄

# Dear investors,

While we are a bit behind schedule and money has been tight, because of not hitting our fundraising target, we are doing well.  I personally covered the fundraising shortfall.  We have entered into a number of industry partnerships, and to that end have brought in a corporate development officer to assist in these efforts.  Our turn to a more scalable model has been a bit challenging, it has taken a while to clarify our marketing message.  We now have messaging that starts with some successful "thought disruptors" that have been enormously successful in generating a strong channel of qualified leads.

We have also added the service of OIG exclusion screening. Exclusion screening is a required activity of any organization taking Medicare and Medicaid reimbursements, along with other state government programs.  The service fits well with our core HIPAA compliance services.  From an operational perspective, we run this service from the same employee census as we use to provide our HIPAA training.  Our partnership with Venops, Inc allows us to provide the service on a "white label" basis.  But, to cover all contingencies we have spect out and priced our own version of the platform.  Though it should be noted Venops has approached us to begin merger talks.  To date we have held off entering into those negotiations, for two reasons.  The first is we would like to see our revenue double (or triple) before beginning any negotiations.  And secondly their initial discussions uncovered some issues on valuations.  Both items are related, and once we are in a stronger financial position, we will see if there is a serious conversation to be had.

**We need your help!**

We are good, just a bit behind schedule.  We could use support in continuing to build our social media presence, particularly in soliciting individuals to follow us on LinkedIn, and to repost our content in all social media channels.  We could also use help in sourcing high quality support personnel, particularly in the areas of customer support, digital marketing, and individuals knowledgeable in privacy and security.  Finally we would like to find a 2-year program to partner with to provide an entry level certification in privacy and security for medical group practice managers. An introduction to such a program would be enormously helpful.

Sincerely,

*Roger Shindell*

Founder & CEO MS, CHPS, CISA, CIPM

*Stephanie Lathrop*

COO

# How did we do this year?

## REPORT CARD



## ☺ The Good

Operational efficiency

Renewal rate of current clients exceeded 97%.

Found marketing messages that supports our re-direction from custom consulting to a more scalable model.

## ☹ The Bad

Hard to find quality sales personnel.  Working with a company to source and train sales & improve our message.

Management drives success, but some support staff with be replaced as sales ramp.

Software development (feature enhancement) behind schedule.  We've been limited by the amount of funds raised.

# 2023 At a Glance

## January 1 to December 31



**$574,441 +29%**
Revenue



**$14,081 [64%]**
Net Profit



**$350,909 +831%**
Short Term Debt



**$69,500**
Raised in 2023



**$19,561**
Cash on Hand
As of 03/28/24

**INCOME**      BALANCE      NARRATIVE



Net Margin: 2%     Gross Margin: 0%     Return on Assets: 15%     Earnings per Share: $14.08

Revenue per Employee: $143,610     Cash to Assets: 20%     Revenue to Receivables: 1,890

Debt Ratio: 633%

📄 Carosh_Reviewed_GAAP_Financials_2021.pdf          📄 2022_Carosh_Reviewed_Financials.pdf

📄 Carosh_GAAP_Financials_2023_03282024.pdf

# We ❤️ Our 26 Investors

## Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Randy Messick | Mindi Knebel | Craig J. Vom Lehn | Lacey Peters | Paul Serra | Russell Dowe |
| Stephanie Lathrop | Gina Erickson | Lisa R Smith | Jeff Von Waldburg | Gregory Rakas | Przemyslaw Kwiecien |
| Conor Toolan | Nicholas Hamilton-... | Raul Candeloro | James Rakas | Tamika Shropshire | Jeric Mclean |
| Lucas Selvidge | Jeremy Bromley | | | | |

# Thank You!

## From the Carosh Compliance Solutions Team





## Roger Shindell 🔗

**Founder & CEO MS, CHPS, CISA, CIPM**

A recognized industry expert Roger, has more than 50 years of multidisciplinary experience in compliance, health care, operations & information technology as an...



## Stephanie Lathrop 🔗

**COO, SHRM-CP, CHPC**

Stephanie came to Carosh Compliance Solutions in 2018 with 10 years of experience in HIPAA compliance,...



## Robert O'Meara 🔗

**Chief Developer and Project Manager**

With 30 years of senior software development and project management experience, primarily with GE...



## Greg Rakas 🔗

**Chief Business Development Officer**

Prior to joining Carosh, Greg was the early-stage sales lead for several successful Healthcare startups (ZocDoc,...



## Pamela Coley 🔗

**VP Operations, Value-Added Reseller**

Pamela has over 20 years of consulting experience. She has aided start-ups to Fortune 1000 companies. Pamela has helped...



## Olha Vakuliuk 🔗

**Director, Digital Marketing**

Olha has revamped our digital marketing, increasing our outreach efforts tremendously in a short amount of time.



## Bill Huston 🐦 🔗

**Crowdfunding Strategy Consultant**

Inc. Magazine Top 19 Global Crowdfunding Expert

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Stephanie Lathrop | Senior Consultant @ Carosh Compliance Solutions | 2018 |
| Roger Shindell | Founder & CEO, Senior Consultant @ Carosh Compliance Solutions | 2012 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Robert O'Meara | Chief Technology Officer | 2019 |
| Stephanie Lathrop | COO | 2018 |
| Roger Shindell | CEO | 2012 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Roger Shindell | 826 Units | 82.6% |

## Past Equity Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 01/2012 | $93,000 | | Section 4(a)(2) |
| 01/2012 | $137,077 | | Section 4(a)(2) |
| 01/2022 | $11,970 | | Other |
| 10/2023 | $69,500 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| Minority unitholder ❓ | 01/01/2022 | $11,970 | $11,970 ❓ | 0.0% | | Yes |

## Related Party Transactions
None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Units | 1,000 | 1,000 | Yes |

Warrants:        0
Options:         0

## Form C Risks:

We operate in a highly competitive industry, with many companies competing for business from similar companies operating in the industry on the basis of a number of factors, including the quality and breadth of solutions and services provided, ability to innovate, reputation and the prices of services, and this competition could hurt our financial performance and cash flows. The market for compliance services and software is competitive, rapidly evolving and highly sensitive to new product and service introductions, technological innovations and marketing efforts by industry participants. We and our competitors compete based on a variety of factors, including the range of offerings we provide, brand recognition, business reputation, financial stability and continuity of client and other intermediary relationships, quality of service, and level of fees charged for our solutions and services. The market is also highly fragmented and served by numerous firms that target only local markets or specific client types. We compete with many different types of companies that vary in size and scope, including on the services side: CynergisTek, Inc/, Colington Consulting, Clearwater Compliance, EnviroMerica Inc., InCompliance, Healthicity, LLC., Praetorian Secure, RSM US, Acevedo Consulting, Inc., and TBG Security. On the software side: Pcihipaa, Hipaamate, Progress Software, EMS Healthcare Informatics, HIPAAtrek, Vicarius, HIPAA Survival Guide, LogicManager, SecPod Technologies, Ostendio, Congruity 360, Hushmail, DriveStrike, HIPAA One, LifeOmic, Accountable, Inviscid Software, Promisec, Abyde, Azalea Health. In addition, some of our clients may develop the in-house capability to provide the technology, regulatory reporting solutions, performance analytics solutions, and services they have engaged us to perform, obviating the need to hire us. Some of our current and potential competitors also have significantly greater resources than we do. These resources may allow our competitors to respond more quickly to changes in demand for our solutions and services, and to devote greater resources to developing and promoting their services and to make more attractive offers to potential clients and strategic partners, which could hurt our financial performance. Our competitors may also enter into alliances with each other or other third parties, and through such alliances, acquire increased market share. Increased competition may result in price reductions, reduced gross margins and loss of market share. Our failure to successfully compete in any of the above-mentioned areas could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our success depends in large part on our ability to attract high-quality management and employees in sales, development, software engineering, operations and support functions. In addition to hiring new employees, we must continue to focus on retaining our best talent and preserving our culture, values and entrepreneurial environment. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the ongoing expansion of our business, could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and employees. We may need to invest significant amounts of cash and equity for new and existing employees and we may never realize returns on these investments. In addition, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business, financial condition and results of operations will be harmed. Sustaining growth will also require us to commit additional sales, management, operational and financial resources and to maintain appropriate operational and financial systems. In addition, continued growth increases the challenges involved in: successfully expanding the range of solutions and services offered to our clients; developing and improving our internal administrative infrastructure, particularly our financial, operational, compliance, record-keeping, communications and other internal systems; and maintaining high levels of satisfaction with our solutions and services among clients. We may not be able to manage our expanding operations effectively or maintain or accelerate our growth, and any failure to do so could adversely affect our business, financial condition, results of operations and cash flows.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are dependent on for the vast majority of our revenues, and to the extent market volatility, a downturn in economic conditions or other factors cause negative trends or fluctuations in the value of the assets on our platform, our fee-based revenue and earnings may decline. Demand for our solutions and services could decline for client-based reasons. Consolidation or limited growth in the industries we serve, could reduce the number of our clients and potential clients. Political or regulatory events or changes that adversely affect our clients', could decrease demand for our solutions and services and thereby decrease our revenues. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Robert O'Meara is a part-time officer. As such, it is likely that the company will not make the same progress as it would if Robert O'Meara were not to continue as part of the management team.

Robert O'Meara is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our clients may seek to negotiate a lower fee percentage or may cease using our services, which could limit the growth of, or decrease, our revenues.
Our revenues are derived from fees we charge our clients based on an agreed upon annual rate. Our clients may, for a number of reasons, seek to negotiate a lower rate.
solutions and services, clients, employees and vendors. If we are not able to respond to and manage the impact of such events effectively, our business, results of operations and financial condition may be materially and adversely affected.

Although we primarily do not work with protected health information (PHI, some of our services do potentially maintain PHI. W we could face liability related to unauthorized access to, disclosure or theft of the PHI information we store and process and could consequently incur significant costs.
Although we primarily do no work with PHI, clients may maintain PHI n our platform and we could be subject to liability if we were to inappropriately disclose any such PHI, inadvertently or otherwise, or if third parties were able to obtain access to our network, circumvent our security, or otherwise gain access to any user's PHI that we store or process. Any such event could subject us to claims and liability related to unauthorized access to or use of PHI, including claims by such users and by applicable regulatory authorities, which could cause us to incur significant costs and divert the attention of our management and technical personnel, or cause harm to our reputation, and could therefore have a material adverse effect on our business, financial condition or results of operations.
We are also subject to various laws and regulations both in the United States, including the California Consumer Privacy Act,. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data collection, processing, transfer and security could require us to modify our operations and incur significant additional expense, which could have a material adverse effect on our business, financial condition or results of operations. Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to clients or other third parties, or our legal obligations relating to privacy, or any compromise of security that results in the unauthorized access to, disclosure or misuse of personal information may result in governmental or regulatory investigations, enforcement actions, fines, litigation, or negative publicity and could cause clients to lose trust in us, all of which could be costly and have an adverse effect on our business.

We could face liability or incur costs to remediate operational errors or to address possible client dissatisfaction.
Operational risk generally refers to the risk of loss resulting from our operations. We operate in diverse markets and are reliant on the ability of our employees, systems, solutions and services. In the event of a breakdown or improper operation of our systems, errors in our solutions and services, human error or improper action by employees, we could suffer financial loss or damage to our reputation, including as a result of allegations (and associated claims for contractual or other remedies) by any client that operational errors on our part resulted in financial or other harm to their business.
In addition, there may be circumstances when our clients are dissatisfied with our solutions and services, even in the absence of an operational error. In such circumstances, we may elect to make payments or otherwise incur increased costs or lower revenues in order to maintain a strong client relationship. In any of the forgoing circumstances, our business, financial condition, reputation or results of operations could be materially adversely affected.

Our business relies heavily on computer equipment, cloud-based services, electronic delivery systems, networks and telecommunications systems and infrastructure, the Internet and the information technology systems of third parties. Any failures or disruptions in any of the foregoing could result in reduced revenues, increased costs and the loss of clients and could harm our business, financial condition, reputation, and results of operations.
Our business relies heavily on our computer equipment (including our servers), cloud-based services, electronic delivery systems, networks and telecommunications systems and

infrastructure, the Internet and the information technology systems of third party providers, and the foregoing may be vulnerable to disruptions, failures or slowdowns caused by fire, earthquake, extreme weather events, power loss, telecommunications failure, terrorist attacks, wars, Internet failures, computer viruses, system errors and miscalculations and other events beyond our control. Furthermore, we rely on agreements with our suppliers, such as our current data hosting and service provider agreements with certain third party data providers, to provide us with access to certain computer equipment, cloud-based services, electronic delivery systems, the Internet. A future contractual dispute may arise with one of our suppliers or third party service providers that could cause a disruption or deterioration in our solutions and services, and we are unable to predict whether our agreements with our suppliers can be obtained or renewed on acceptable terms, or at all. An unanticipated disruption, failure or slowdown affecting our key technologies or facilities may have significant ramifications, such as data loss, data corruption, damaged software code, or inability to provide certain solutions and services to our clients. We maintain off-site back-up facilities for our electronic information and computer equipment, but these facilities could be subject to the same interruptions that may affect our primary facilities. Any significant termination of data access, or disruptions, failures, slowdowns, data loss or data corruption could have a material adverse effect on our business, financial condition or results of operations and result in the loss of clients.

We could face liability for certain information we provide, including information based on data we obtain from other parties.

We may be subject to claims for negligence, breach of contract or other claims relating to the information we provide. For example, individuals may take legal action against us if they rely on information we have provided and it contains an error. In addition, we could be subject to claims based upon the content that is accessible from our website through links to other websites. Moreover, we could face liability based on inaccurate information provided to us by others or based on information provided to us by others that have not obtained necessary consents to do so. Defending any such claims could be expensive and time-consuming, and any such claim could materially adversely affect our business, financial condition or results of operations.

If our reputation is harmed, our business, financial condition or results of operations could be materially adversely affected.

Our reputation, which depends on earning and maintaining the trust and confidence of our clients, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by our clients or others, employee misconduct, perceptions of conflicts of interest and rumors, among other developments, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our solutions and services may not be the same or better than that of other providers can also damage our reputation. Any damage to our reputation could harm our ability to attract and retain clients, which would materially adversely affect our business, financial condition and results of operations.

Our revenue can fluctuate from period to period.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this prospectus:

unanticipated changes to economic terms in contracts with clients, including renegotiations;

downward pressure on fees we charge our clients, which would therefore reduce our revenue;

changes in laws or regulations that could impact our ability to offer solutions and services;

failure to obtain new clients,

failure to expand the services offered to existing clients.

cancellation or non-renewal of existing contracts with clients;

failure to protect our proprietary technology and intellectual property rights;

unanticipated delays in connection with the implementation of our services in relation to our clients' asset portfolios; or

reduction in the suite of solutions and services provided to existing clients.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and our historical results should not be relied upon as indications of our future performance.

Early termination of our client contracts could have a material adverse effect on our business, financial condition or results of operations.

Our contracts with clients are generally terminable upon thirty days' notice by our clients or prior to such time for cause, which may include breach of contract, bankruptcy, insolvency and other reasons. If a significant number of our clients were to terminate their contracts with us and we were unable to obtain a significant number of new clients, our business, financial condition or results of operations could be materially adversely affected.

If our sales cycle lengthens, or if our upfront sales investments do not result in sufficient revenue, our results of operations may be harmed.

While we target small and mid-market organization, for our larger clients, our sales cycle can often last several months or more with our largest clients, who often undertake an extended evaluation process, but this is variable and difficult to predict. If our sales cycle lengthens or our upfront sales investments do not generate sufficient revenue to justify our investments in our sales efforts, our results of operations may be harmed.

.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

### Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified

Financing or (ii) the price equal to the quotient of the valuation cap of $2,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Carosh Media and Marketing, LLC

Indiana Limited Liability Company
Organized January 2012
4 employees
10769 Broadway
#106
Crown Point IN 46307 https://carosh.com/

## Business Description

Refer to the Carosh Compliance Solutions profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Carosh Compliance Solutions is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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